

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 20, 2017

Mr. Yang Jie
Chairman and CEO
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China

Re: **China Telecom Corporation Limited**
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 28, 2017
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 28, 2016
File No. 001-31517

Dear Mr. Yang Jie:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications